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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                              --------------------


                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                   MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                            (Name of Subject Company)

                   MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                        (Name of Person Filing Statement)

                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

                                    751641109
                      (CUSIP Number of Class of Securities)

                             Robert E. Parsons, Jr.
                              President and Manager
                                  RIBM ONE LLC
                   Marriott Residence Inn Limited Partnership
                               10400 Fernwood Road
                            Bethesda, Maryland 20817
                                 (301) 380-2070
                     (Name, Address and Telephone Number of
             Person Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                   COPIES TO:
                          J. Warren Gorrell, Jr., Esq.
                          Joseph G. Connolly, Jr., Esq.
                             Hogan & Hartson L.L.P.
                              555 13th Street, N.W.
                             Washington, D.C. 20004
                                 (202) 637-5600

[ ] CHECK THE BOX IF THE FILING RELATES SOLELY TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER


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ITEM 1.  Subject Company Information.

         The name of the subject company is Marriott Residence Inn Limited Partnership, a Delaware limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at 10400 Fernwood Road, Bethesda, Maryland 20817; the telephone number for the Partnership at its principal executive offices is 301-380-2070. The general partner of the Partnership is RIBM ONE LLC (the "General Partner").

         The class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the Partnership's units of limited partnership interests (the "Units"). As of September 14, 2001, there were a total of 65,600 outstanding Units.

ITEM 2.  Identity and Background of Filing Person.

         The filing person is the subject company. The principal executive offices and telephone number of the Partnership are set forth in response to
Item 1 of this Statement.

         This Statement relates to the tender offer by Madison Liquidity Investors 114, LLC, a Delaware limited liability company (the "Purchaser") owned by MRI Partners LLC, a joint venture between Madison Capital Management, LLC ("Madison") and Haberhill LLC ("Haberhill"), disclosed in a Tender Offer Statement on Schedule TO dated August 31, 2001, to purchase up to 13,120 Units for $400 per Unit in cash, reduced by any cash distributions made or declared on or after August 31, 2001, with interest at the rate of 7% per annum from the expiration date of the tender offer to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 31, 2001 (the "Offer to Purchase").

         Based on the information in the Schedule TO, the business address of the Purchaser is 410 Park Avenue, Suite 540, New York, New York 10022; telephone number 212-687-0518.

ITEM 3.  Past Contacts, Transactions, Negotiations and Agreements.

         There is no material agreement, arrangement or understanding or any material actual or potential conflict of interest between: (i) the Partnership and the General Partner; (ii) the Partnership and the Purchaser or (iii) the General Partner and the Purchaser except as described below.

         The General Partner is entitled to receive distributions of the Partnership's operating cash flow and net sale or refinancing proceeds as set forth in the Partnership's Amended and Restated Agreement of Limited Partnership, dated as of March 29, 1988 (the "Partnership Agreement"), and summarized below.


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         The Partnership generally distributes cash available for distribution as follows: (i) first, 99% to the limited partners and 1% to the General Partner, until the partners have received, with respect to such year, an amount equal to 10% of their Invested Capital, defined as the excess of original capital contributions over cumulative distributions of net refinancing and sales proceeds ("Capital Receipts"); (ii) second, remaining cash available for distribution will be distributed as follows, depending on the amount of Capital Receipts previously distributed:

         (a) 99% to the limited partners and 1% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts of less than 50% of their original capital contributions; or

         (b) 85% to the limited partners and 15% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to or greater than 50% but less than 100% of their original capital contributions; or

         (c) 70% to the limited partners and 30% to the General Partner, if the partners have received aggregate cumulative distributions of Capital Receipts equal to 100% or more of their original capital contributions.

         Cash available for distribution means, with respect to any fiscal period, the cash revenues of the Partnership from all sources during the fiscal period, other than Capital Receipts less (i) all cash expenditures of the Partnership during such fiscal period, including, without limitation, debt service, repayment of advances made by the General Partner, fees for management services and administrative expenses (excluding expenditures incurred by the Partnership in connection with a transaction resulting in Capital Receipts), and
(ii) such reserves as may be determined by the General Partner in its reasonable discretion to be necessary to provide for the foreseeable cash needs of the Partnership or for the maintenance, repair or restoration of the Partnership's Inns.

         As of December 31, 2000, the Partnership had distributed a total of $43,669,801 to the partners ($659 per limited partner unit) since inception. The Partnership made no distributions during the years ended December 31, 2000 and 1999. In February 1998, $3,313,131 ($50 per limited partner unit) was distributed from 1997 operations. No distributions of Capital Receipts have been made since inception.

         Under the Partnership Agreement, the General Partner has the exclusive right to conduct the business and affairs of the Partnership subject only to the management agreement. The General Partner is required to devote to the Partnership such time as may be necessary for the proper performance of its duties, but the officers and managers of the General Partner are not required to devote their full time to the performance of such duties. The Partnership reimburses the General Partner or Host Marriott, L.P., the owner of a Class A 1% managing economic interest in the General Partner ("Host Marriott"), as applicable, for the cost of providing such administrative and other services to the extent that any officer or manager devotes time to the Partnership.


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         The following sets forth amounts paid by the Partnership to Host
Marriott and its subsidiaries, including the General Partner, as distributions with respect to the general partner interest and for the cost of providing all administrative and other services as General Partner for the years ended December 31, 2000, 1999 and 1998 (in thousands):




                                                   2000                1999                 1998
                                                   ----                ----                 ----


Administrative expenses reimbursed...........   $     344             $     109            $     229
Cash distributions...........................          --                    --                   33
                                                ---------             ---------            ---------
                                                $     344             $     109            $     262
                                                =========             =========            =========



ITEM 4.  The Solicitation or Recommendation.

         (a) Solicitation or Recommendation. The General Partner is not expressing an opinion, nor making a recommendation, and is remaining neutral towards the Offer to Purchase.

         (b) Reasons. In deciding to remain neutral on the Offer to Purchase, the General Partner considered the following:

         As previously disclosed in the Partnership's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 7, 2001, and our letter to limited partners dated May 29, 2001, both of which were distributed to all limited partners, the General Partner is currently attempting to sell the Partnership's Inns or, in the alternative, find a buyer for the Units. On April 9, 2001, the General Partner engaged Merrill Lynch & Co. ("Merrill Lynch") as its financial advisor to solicit bids from interested parties. As part of that process, Merrill Lynch prepared a list of over 20 parties who they believed might have an interest in acquiring either the Partnership's Inns or the Units and contacted those parties. Several of the parties contacted requested additional information, conducted preliminary due diligence of the Partnership and submitted acquisition proposals to the Partnership.

         As of the date of this report, the Partnership has begun exclusive discussions with one potential acquirer who is currently conducting additional due diligence. Nonetheless, the sale process is still ongoing and, accordingly, there can be no assurance that a transaction will occur or, if it were to occur, of the timing or ultimate value of any such transaction. However, the proposed per Unit purchase price submitted by several potential acquirers as a result of the solicitation process (which proposals were subject to additional due diligence and negotiation by such potential acquirers), exceeded the $400 per Unit currently offered by the Purchaser. In addition, if a transaction were to occur, it would require approval of the limited partners holding a majority of the Units as well as the consent of the Partnership's lenders.

         Although the General Partner is not making a recommendation, the General Partner believes that limited partners should carefully consider the following in making their own decision about whether to accept or reject the offer. As previously reported, prior to commencement of the Purchaser's earlier tender offer for Units in May 2001, Haberhill, together


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with Madison, had been in discussions with representatives of the General
Partner regarding a possible acquisition transaction with the Partnership. Douglas Greene, the principal of Haberhill, is a former employee of Host Marriott Corporation, an affiliate of the General Partner, and during his period of employment worked on several matters concerning the Partnership. As part of these discussions, Haberhill entered into a Confidentiality Agreement, dated February 1, 2001, with Host Marriott Corporation, and as a result received certain material non-public information about the Partnership. During these discussions, Haberhill was informed of the General Partner's plan to conduct a broader marketing of the Partnership's Inns or, in the alternative, the Units in order to maximize value for the limited partners. Although repeatedly requested to do so, Haberhill refused to enter into a second agreement under which Haberhill, and any organization it represents or acts in concert with, would have agreed for a period of time not to engage in, or undertake, certain actions which were viewed by the General Partner as hostile and which the General Partner believed would be disruptive to the Merrill Lynch solicitation process, in which Haberhill was requested to participate. As limited partners are aware, the Purchaser commenced a tender offer in May 2001 in which it offered to purchase Units at $300 per Unit. Although the Purchaser was seeking to purchase up to 13,120 Units in that offer (the same number being sought in the current offer), the Purchaser has disclosed that only 2,271 Units were tendered and accepted by the Purchaser. You should also be aware that, notwithstanding the fact that this earlier offer expired on June 26, 2001, pursuant to the terms of that offer, the Purchaser was not required to pay for the tendered Units until the Units were transferred on the books of the Partnership which, pursuant to the terms of the Partnership Agreement, did not occur until September 7, 2001. A similar provision is included in the current offer. As disclosed in the Offer to Purchase, although the current offer is scheduled to expire on October 2, 2001, under the terms of the offer, the Purchaser will not pay the tender offer consideration (with interest) until approximately January 1, 2002. In addition, although you will be able to withdraw any tendered Units at any time prior to the expiration date of the current offer (currently scheduled for October 2, 2001), once the offer has expired and the Purchaser has accepted your Units for payment, you will no longer be the owner of those Units even though you will not receive payment for them until approximately January 1, 2002.

                  In addition, in deciding whether to accept or reject the offer, limited partners should carefully read, in its entirety, the Offer to Purchase. In particular, limited partners should consider the following statements made by the Purchaser in its Offer to Purchase:

                  "Although the Purchaser cannot predict with certainty the future value of the Partnership's assets on a per Unit basis, the Offer Price could differ significantly from the net proceeds that would be realized from a sale of the properties owned by the Partnership or that may be realized upon a future liquidation of the Partnership."

                  "The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the Offer Price of $400 per Unit, the Purchaser is motivated to establish the lowest price that might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations may conflict with the


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                  interests of the Unitholders in receiving the highest price for their Units."

                  "Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds."

                  (See the cover page of the Purchaser's Offer to Purchase dated August 31, 2001.)

                  Limited partners will have to make the determination as to whether to wait for a possible transaction resulting from Merrill Lynch's solicitation efforts or to sell their Units now at the tender offer price. If a limited partner is interested in liquidating its Units immediately, the tender offer gives the limited partner this opportunity. (Although please recognize that, pursuant to the terms of the Offer to Purchase, the cash consideration would not be received until January 2002.) Additionally, there can be no assurance that a better offer for the purchase of the Units will be available now or in the future. As limited partners are no doubt aware, however, by accepting the Purchaser's or any other offer, limited partners will surrender their right to participate in any future benefits from ownership of the Units. There can be no assurance that the tender offer price is equal to or greater than the amount limited partners might otherwise receive with respect to their Units over the remaining term of the Partnership. If limited partners choose to accept the tender offer, payment will come directly from the Purchaser.

         (c) Intent to Tender. Neither the Partnership nor the General Partner or, to the knowledge of the Partnership, any affiliate of the Partnership or the General Partner intends to tender any Units that are held of record or beneficially by such person to the Purchaser.

ITEM 5.  Persons/Assets, Retained, Employed, Compensated or Used.

         Neither the Partnership, the General Partner nor any person acting on their behalf has employed, retained or compensated, or intends to employ, retain or compensate, any person to make solicitations or recommendations to the limited partners on their behalf concerning the Offer to Purchase.


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ITEM 6.  Interest in Securities of the Subject Company.

         Neither the Partnership nor the General Partner or any of their executive officers, directors, affiliates or subsidiaries have effected any transactions in the Units during the past sixty days.

ITEM 7.  Purposes of the Transaction and Plans or Proposals.

         (a) The Partnership has not undertaken or engaged in any negotiations in response to the Offer to Purchase which relates to: (i) a tender offer or other acquisition of the Units by the Partnership, any of its subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; (iii) a purchase, sale or transfer of a material amount of assets by the Partnership; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership. However, as described in Item 4 above, prior to receipt of the Offer to Purchase, the Partnership had commenced its efforts to find a party interested in acquiring either the Partnership's Inns or, in the alternative, the Units.

         (b) There are no transactions, resolutions, agreements in principle or signed contracts in response to the Offer to Purchase that relate to or would result in one or more of the events referred to in Item 7(a).

ITEM 8.  Additional Information.

         None.



ITEM 9.  Exhibits.

         (a)(1)   Letter to Limited Partners.




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         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            MARRIOTT RESIDENCE INN LIMITED
                                            PARTNERSHIP



                                            By:  RIBM ONE LLC
                                                 General Partner

Date:  September 14, 2001                   /s/ Robert E. Parsons, Jr.
                                            ------------------------------------
                                            Robert E. Parsons, Jr.
                                            President and Manager